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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41765

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hanmi Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 Wilshire Blvd., Suite 2000
(No. and Street)

Los Angeles	CA	90010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Eul Hyung Choi — 213-368-3600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lee & Park Co.
(Name — *if individual, state last, first, middle name*)

3470 Wilshire Blvd., Suite 950	Los Angeles	CA	90010
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

19
3/28

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eul Hyung Choi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hanmi Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

GEORGE KERR
Commission # 1254677
Notary Public - California
Los Angeles County
My Comm. Expires Mar 13, 2004

2-26-02

Notary Public

Signature

President, CEO, CFO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEE & PARK CO.
Certified Public Accountants

3470 Wilshire Blvd., Suite 950
Los Angeles, CA 90010

Telephone 213 381 3787
Facsimile 213 381 5366

Independent Auditor's Report

The Board of Directors
Hanmi Securities, Inc.:

We have audited the accompanying statement of financial condition of Hanmi Securities, Inc. as of December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanmi Securities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements has been prepared assuming that Hanmi Securities, Inc. will continue as a going concern. As discussed in Note 9 to the financial statements, the Company's recurring losses from operations and decrease in revenue raise substantial doubt about the entity's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 9. The financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Lee & Park Co.

February 26, 2002

HANMI SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS	
Cash	$ 37,917
Receivables from brokers or dealers	194,666
Receivables from non-customers	304,658
Other current asset	1,381
Total current assets	538,622
PROPERTY AND EQUIPMENT (Note 2)	
Office Equipment	120,499
Machine and equipment	169,958
Furniture and fixtures	92,622
Leasehold improvement	27,438
Total property and equipment	410,517
Less: Accumulated depreciation	(206,238)
Net property and equipment	204,279
OTHER ASSETS (Note 4)	223,214
	$ 966,115

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Commissions payable	$ 47,037
Note payable (Note 5)	60,000
Accrued expense and other current liabilities	104,556
Total current liabilities	211,593
LONG TERM LIABILITIES	
Deferred tax liabilities (Note 2)	4,251
Good faith deposit payable (Note 6)	25,000
Total long term liabilities	29,251
STOCKHOLDER'S EQUITY	
Common stock, $1.00 par value, 10,000 authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	1,749,000
Accumulated deficit	(1,024,729)
Total stockholder's equity	725,271
	$ 966,115

See accompanying notes to financial statements.

HANMI SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE:		
Commissions and fees	$	2,845,704
Interest		52,590
Others		910
TOTAL REVENUE		2,899,204
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:		
Commissions		980,229
Professional fee		153,135
Quotation service		822,767
Rent		184,827
Salaries and employee benefits		1,163,821
Other expenses		550,035
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		3,854,814
OPERATING LOSS		(955,610)
LOAN LOSS		(25,000)
OTHER INCOME		12,460
PROVISION FOR INCOME TAXES BENEFIT (Note 2)		624
NET LOSS	$	(967,526)
ACCUMULATED DEFICIT, Beginning of year		(57,203)
ACCUMULATED DEFICIT, End of year	$	(1,024,729)

See accompanying notes to financial statements.

HANMI SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common stock	Additional paid-in	Accumulated deficit	Total
Balance at December 31, 2000	$ 1,000	1,749,000	(57,203)	$ 1,692,797
Net loss			(967,526)	(967,526)
Balance at December 31, 2001	$ 1,000	$ 1,749,000	$ (1,024,729)	$ 725,271

See accompanying notes to financial statements.

HANMI SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(967,526)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		51,768
Changes in operating assets and liabilities		
Receivables from brokers or dealers		232,807
Receivables from non-customers		768,966
Other current asset		3,519
Other assets		102,901
Commissions payable		(61,714)
Accrued expense and other current liabilities		(124,793)
Good faith deposit payable		(50,000)
Net cash used in operating activities		(44,072)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of property and equipment		(45,708)
Net cash used in investing activities		(45,708)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceed from note payable		49,944
Net cash provided by financing activities		49,944
NET DECREASE IN CASH	$	(39,836)
CASH, Beginning of year		77,753
CASH, End of year	$	37,917
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$	577
Interest expense	$	11,035

See accompanying notes to financial statements.

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			725,271 [3480]
2. Deduct ownership equity not allowable for Net Capital			725,271 [3490]
3. Total ownership equity qualified for Net Capital			[3500]
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			[3520]
B. Other (deductions) or allowable credits (List)			
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	[3525]
5. Total capital and allowable subordinated liabilities			[3530]
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		(559,325) [3540]	
B. Secured demand note deficiency		[3590]	
C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
D. Other deductions and/or charges		[3610]	(559,325) [3620]
7. Other additions and/or credits (List)			
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	165,946 [3630]
8. Net capital before haircuts on securities positions			[3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	

	D.	Undue Concentration	[3650]	
	E.	Other (List)		
		[3736A]	[3736B]	
		[3736C]	[3736D]	
		[3736E]	[3736F]	
			[3736]	[3740]
10.	Net Capital			165,946 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	10,390 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14.	Excess net capital (line 10 less 13)	65,946 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	150,362 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			155,844 [3790]
17.	Add:			
	A.	Drafts for immediate credit	[3800]	
	B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C.	Other unrecorded amounts(List)		
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			[3820]	[3830]
19.	Total aggregate indebtedness			155,844 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 94 [3850]

Note: The above computation differs from the computation of net capital as of December 2001 which was previously filed by the company on form X-17A-5. Since the difference is minor, reconcilement is not prepared.

HANMI SECURITIES, INC.
Note to Financial Statements
December 31, 2001

(1) ORGANIZATION

Hanmi Securities, Inc. (the " Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Accounting Policy

Accounting records are maintained on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation of property and equipment is calculated based on the straight-line method over the estimated useful lives of the related assets as follows:

Office equipment	5 years
Machinery and equipment	5 years
Furniture and fixtures	7 years
Leasehold improvement	shorter of 10 years or remaining lease term

Income Taxes

The Company recorded income taxes based on Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires an asset and liabilities approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and income tax bases of assets and liabilities that will result in

taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts expected to be realized. Provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities.

Employee Benefit

The Company has a cafeteria plan that allows qualified employees to choose among various employer-provided benefits, including additional cash compensation. Qualified benefits include group-term life insurance, accident or health insurance, dependent care assistance and contributions under qualified cash or deferred arrangement. The Company adopts the plan in 2001.

(3) RELATED-PARTY TRANSACTIONS

Loan receivable from shareholder of $30,362 is included in the receivables from non-customers balance at December 31, 2001. Based on the outstanding loan amount, the outstanding days of loan receivable and its annual fixed interest rate of 8%, interest receivable with the shareholder is $208,854 at December 31, 2001.

(4) OTHER ASSETS

Other assets consist of security deposit and clearing account deposit. Clearing deposit account represents the amount deposited to the broker and dealer. At December 31, 2001, the balance in clearing deposit account is $185,995.

(5) NOTE PAYABLE

The Company obtained a $200,000 revolving line of credit from its bank with interest charged at prime plus 1.5% per annum. At December 31, 2001, $60,000 was outstanding on the line.

(6) GOOD FAITH DEPOSIT PAYABLE

The Company has been granted to have no more than 9 day-trading branch offices by NASD. As of December 31, 2001, the Company has 3 day-trading branch offices under independent contractor agreement. To ensure the good faith relationship between the Company and branch offices, independent contractors agree to deposit $25,000, which is refundable one month after satisfactory termination of the agreement.

(7) NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any security transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, and the related rules of the National Association of Securities Dealer, Inc., the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2001, the Company had a net capital requirement of $100,000, whereas it had a net capital of $ 165,946.

(8) COMMITMENTS AND CONTINGENCIES

As of December 31, 2001, the Company leases the office spaces under long-term operational lease, which are non-cancelable through August, 2004 and November, 2005, respectively. The leases contain option to renew and provision for payments by the lessee for property taxes, maintenance and other operation costs.

Minimum future rentals for non-cancelable operational lease are as follow

2002	$184,653
2003	$126,553
2004	$ 89,968
2005	$ 31,545

The Company is subject to various claims that arise in the normal course of business. Management does not believe that the resolution of these claims will have a significant impact in the Company's financial position or results of operation.

(9) GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $967,526 during the year ended December 31, 2001 and, as of that date, current liabilities represent 88% of total liabilities. The Company's sales volume is decreased by 57%. Those factors, as well as the overall economic condition for the stock trade and its broker dealership, create an uncertainty about the Company's ability to continue as a

going concern. Management has developed a plan to increase the level of sales and their profit margin and is searching for investors to provide additional capital.

The ability of the Company to continue as a going concern is dependent on the success of this plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

LEE & PARK CO.
Certified Public Accountants

3470 Wilshire Blvd., Suite 950
Los Angeles, CA 90010

Telephone 213 381 3787
Facsimile 213 381 5366

Independent Auditor's Report

The Board of Directors
Hanmi Securities, Inc.:

We have audited the financial statements of Hanmi Securities, Inc. for the year ended December 31, 2001, and have issued our report thereon dated February 26, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements. We also made a study of the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 that we considered relevant to the objectives stated in Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verification and comparisons and the recordation of differences required by Rule 17a-3 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company des not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors, or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Hanmi Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Lee & Park Co.

February 26, 2002